Exhibit 99.2

51JOB, INC.

Building 3

No. 1387 Zhang Dong Road

Shanghai 201203

People’s Republic of China

2020 ANNUAL GENERAL MEETING OF MEMBERS

TO BE HELD ON DECEMBER 23, 2020

PROXY STATEMENT

The Board of Directors is soliciting proxies for the 2020 Annual General Meeting of Members (the “Meeting”) of 51job, Inc. (the “Company”) to be held on December 23, 2020 at 9:00 a.m., Shanghai time, or any adjournment or postponement thereof. The Meeting will be held at the Company’s principal executive offices at Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China.

Members of record at the close of business on November 20, 2020 (the “Record Date”) of common shares in the share capital of the Company may attend the Meeting and will be entitled to attend and vote at the Meeting or any adjournment or postponement thereof. The quorum for the Meeting shall be one or more members present in person or by proxy holding not less than 33 1/3% of the outstanding common shares of the Company.

A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. Every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.

ORDINARY RESOLUTIONS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.              To re-elect Mr. Junichi Arai as a director of the Company until the close of the next annual general meeting of the Company.

2.              To re-elect Mr. David K. Chao as a director of the Company until the close of the next annual general meeting of the Company.

3.              To re-elect Mr. Li-Lan Cheng as a director of the Company until the close of the next annual general meeting of the Company.

4.              To re-elect Mr. Eric He as a director of the Company until the close of the next annual general meeting of the Company.

5.              To re-elect Mr. Rick Yan as a director of the Company until the close of the next annual general meeting of the Company.

6.              To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the year ending December 31, 2020.

In addition, the Meeting will transact any other business properly brought before the Meeting.

The Board of Directors recommends a vote “FOR” each resolution.

VOTING PROCEDURE FOR HOLDERS OF COMMON SHARES

For holders of the Company’s common shares, you should vote by either attending the Meeting in person or by mailing the attached proxy form as instructed therein.

VOTING PROCEDURE FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A., as depositary of the American Depositary Shares (the “ADSs”), has advised the Company that it intends to distribute to all holders of ADSs the Notice of the Meeting, this Proxy Statement and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the depositary will endeavor, to the extent practicable, to vote or cause to be voted the amount of common shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set for in such request. As the holder of record for all the common shares represented by the ADSs, only the depositary may vote those common shares at the Meeting. Holders of ADSs may attend, but may not vote at, the Meeting or any adjournment or postponement thereof.

The depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

If (1) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (2) the enclosed ADS Voting Instruction Card is improperly completed or (3) no ADS Voting Instruction Card is received by the depositary from a holder of the ADSs by December 21, 2020, the depositary shall deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote as the designated person so authorize.

AVAILABILITY OF PROXY MATERIALS

The proxy materials, including the Company’s 2019 annual report on Form 20-F, are available at http://ir.51job.com under the heading “Annual Report.” You may request a hard copy of these documents by sending an email to the Investor Relations Department at ir@51job.com or by calling +86-21-6879-6250. There is no charge to you for requesting a copy.

DEADLINE FOR MEMBER PROPOSALS

For proposals from members to be considered and included in the proxy statement for the 2021 Annual General Meeting of Members, you should submit your proposal in writing and deliver it to the attention of the Company Secretary before September 30, 2021 at Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy form.

ORDINARY RESOLUTIONS NO. 1 TO NO. 5

ELECTION OF DIRECTORS

The Board of Directors currently consists of five members, four of them are non-executive directors and one is a member of management. In accordance with the Company’s amended and restated memorandum and articles of association currently in effect, at each annual general meeting, all of the directors for the time being shall retire from office, retaining office until the close of such meeting, and shall be eligible for re-election. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. The Company’s amended and restated memorandum and articles of association currently in effect authorize five board positions or such other number as shall be fixed from time to time by the Board of Directors provided that the Board of Directors shall include such number of independent directors required by applicable law, rules or regulations.

DIRECTOR NOMINEES

Junichi Arai has been a director of the Company since May 2017. Mr. Arai is a corporate executive officer of Recruit Holdings Co., Ltd., a leading human resource and information services company in Japan that is listed on the Tokyo Stock Exchange. Mr. Arai is responsible for Recruit’s capital market strategies in the finance department and corporate planning department. Prior to joining Recruit in November 2016, Mr. Arai had an extensive career in investment banking, especially in strategic advisory services, for 28 years. He worked at Lehman Brothers Japan, Morgan Stanley Japan and Mitsubishi UFJ Securities and also co-founded Nakamura Arai Partners, a small boutique advisory firm, in 2011. Mr. Arai received his Bachelor degree in Economics from Keio University in 1988.

David K. Chao has been a director of the Company since 2000. Mr. Chao is a co-founder and general partner of DCM, an early stage technology venture capital firm that manages over US$4 billion. DCM has offices in Menlo Park, USA, Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a publicly traded provider of mobile data and voice communications services in Japan. Prior to that, he also worked at McKinsey & Company, Apple Computer and Recruit Co., Ltd. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) from Brown University and his Master of Business Administration degree from Stanford University.

Li-Lan Cheng has been a director of the Company since March 2013. Mr. Cheng is the chief operating officer of E-House (China) Holdings Limited (“E-House”), a real estate services company in China, since 2012 and served as its chief financial officer from 2006 to 2012. Mr. Cheng has been an executive director of E-House (China) Enterprise Holdings Limited, a real estate transaction services provider in China that is listed on the Hong Kong Stock Exchange and an affiliate of E-House, since March 2018. In addition, Mr. Cheng has been the acting chief financial officer of Leju Holdings Limited, a leading online-to-offline real estate services provider in China that is listed on the New York Stock Exchange and an affiliate of E-House, since June 2017. From 2005 to 2006, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet portal and a leading home furnishing website in China. From 2002 to 2004, he served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in China. From 1997 to 2002, Mr. Cheng was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia. Mr. Cheng is also an independent director of LAIX Inc., an artificial intelligence company for English language training in China that is listed on the New York Stock Exchange, and Yunji Inc., a leading membership-based social e-commerce platform in China that is listed on the NASDAQ Stock Market. Mr. Cheng received his Bachelor degree in Economics from Swarthmore College and his Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

Eric He has been a director of the Company since July 2014. From August 2011 to May 2017, Mr. He was the chief financial officer of YY Inc., a leading live streaming social media platform in China that is listed on the NASDAQ Stock Market. From March 2007 to August 2011, Mr. He served as the chief financial officer of Giant Interactive Group Inc. From 2004 to 2007, he served as the chief strategy officer of Ninetowns Internet Technology Group Company Limited. From 2002 to 2004, Mr. He served as a private equity investment director of AIG Global Investment Corporation (Asia) Ltd. Mr. He is also an independent director of Bilibili Inc., a leading online entertainment platform in China that is listed on the NASDAQ Stock Market. Mr. He received his Bachelor degree in Accounting from National Taipei University and his Master of Business Administration degree from the Wharton School of the University of Pennsylvania. Mr. He is a chartered financial analyst and certified public accountant in the United States.

Rick Yan has been a director, chief executive officer and president of the Company since 2000. Mr. Yan is responsible for the Company’s overall strategy and management. Mr. Yan was an investor and advisor of the Company from its inception and prior to his appointment as chief executive officer. Prior to joining the Company, he was a Director and the Head of China Practice at Bain & Company, an international strategy consulting company. Mr. Yan joined the firm in London in 1989, returned to Asia and set up Bain & Company’s Hong Kong and Beijing offices in 1991 and 1993, respectively. In his 11-year tenure with Bain & Company, he was widely acknowledged as an expert in the consumer products and technology sectors. Prior to his affiliation with Bain & Company, Mr. Yan worked at Hewlett-Packard in Hong Kong for four years and was awarded Marketing Executive of the Year. Mr. Yan received his Bachelor of Engineering degree and Master of Philosophy degree from the University of Hong Kong and his Master of Business Administration degree with distinction from INSEAD in France.

The Board of Directors recommends a vote “FOR” the election of each director nominee.

ORDINARY RESOLUTION NO. 6

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as the Company’s independent auditors for the year ending December 31, 2020. PwC has been the Company’s independent auditors since 2003.

The independent auditors annually submit a written proposal that details all audit and audit-related services. The Audit Committee of the Board of Directors pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for the independent auditors to prepare the proposed audit approach, scope and fee estimates.

The Board of Directors recommends a vote “FOR” the ratification of the appointment of the Company’s independent auditors.

ACCESS TO CORPORATE GOVERNANCE POLICIES

The Company has adopted a Code of Business Conduct and Ethics which is available at http://ir.51job.com under the heading “Code of Conduct.” The committee charters for the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of the Board of Directors are available at http://ir.51job.com under the heading “Committee Charters.”

Copies of the Company’s Code of Business Conduct and Ethics as well as the committee charters will be provided free of charge upon written request to the Investor Relations Department by mail at Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented at the Meeting. If any other business is properly brought before Meeting, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.

By Order of the Board of Directors,

/s/ Rick Yan
Rick Yan
Director, Chief Executive Officer, President and Company Secretary

November 18, 2020